PARAMOUNT RESOURCES LTD.

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. EXPLORES SELLING CERTAIN OF ITS NORTHERN ASSETS

Calgary, Alberta (May 15, 2008) - Paramount Resources Ltd. (“Paramount”) announces that it has initiated a process to explore the sale of certain assets located in its Northern Core Area.  Paramount has retained Scotia Waterous Inc. as its exclusive financial advisor to assist in this process.  An overview of the assets is available at scotiawaterous.com.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.

4700 Bankers Hall West

888 3rd Street SW

Calgary, Alberta T2P 5C5

Phone:

(403) 290-3600

Fax:

(403) 262-7994